Exhibit 99.1

SDLP – Amended Term Loan B Credit Agreement

London, United Kingdom, February 12, 2018 - Seadrill Partners LLC (“SDLP” or “the Company”) announces that it has filed a 6-K containing an amended Term Loan B (“TLB”) credit agreement reflecting an agreement reached with a required majority of TLB lenders to waive the leverage covenant until the maturity of the TLB in February 2021.

In connection with entering into the amended TLB credit agreement, we have agreed to several terms, including but not limited to, increasing the applicable margin by 3%, a prepayment contingent on the successful outcome of ongoing litigation, contributing the West Vencedor to the TLB collateral group and certain amendments relating to cash movements outside the TLB collateral group.

The required majority of TLB lenders representing greater than 50% of TLB amounts outstanding has been reached and documentation is agreed. This agreement is binding on the TLB lenders (subject to certain conditions subsequent) and will become effective with respect to the Company after receiving consent from secured lending banks representing greater than 66 2/3% of amounts outstanding in each of the Company’s three secured bank facilities and after satisfying typical closing conditions.

The secured lending bank credit approval process is well advanced and we expect it to conclude in the coming weeks.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.